Exhibit 23.2

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                        Consent of Independent Registered
                             Public Accounting Firm





The Board of Directors
First Federal Banc of the Southwest, Inc.


We consent to the incorporation by reference in the current report on Form S-8 of First Federal Banc of the Southwest of our report dated July 30, 2004, except for note 19, as to which the date is August 25, 2004, with respect to the consolidated statements of condition of GFSB Bancorp, Inc. and subsidiary as of June 30, 2004 and 2003, and the related consolidated statements of earnings and comprehensive earnings, stockholders' equity and cash flows for each of the years in the two-year period ended June 30, 2004, which report appears in the June 30, 2004 annual report on Form 10-KSB of GFSB Bancorp, Inc. incorporated by reference herein.


/s/ Neff & Ricci LLP


Albuquerque, New Mexico
September 12, 2005